Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number 000-29938

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford,
Singapore 118261
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

Documents included as part of this report

 No.   Document

  Press release dated February 17, 2004
  - Mr. Ko Kheng Hwa Retires as Chairman of PacNet
  - Ms. Low Sin Leng succeeds him as Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	February 17, 2004

Media Release

For Immediate Release

Mr. Ko Kheng Hwa Retires as Chairman of PacNet

Ms. Low Sin Leng succeeds him as Chairman

SINGAPORE, 17 February 2004 --- Asia’s largest telco-independent Internet Communications Service Provider by geographic reach, Pacific Internet or PacNet (NASDAQ: PCNTF) announced today that Mr. Ko Kheng Hwa is retiring as Director and Chairman of the Board on 18 February 2004. Ms. Low Sin Leng, current Deputy Chairman of the Board, will succeed Mr. Ko as Chairman of the Board.

Mr. Ko has been a Director of the Board since 1 July 1997. He was part of the Board that guided PacNet through its successful listing on NASDAQ in 1999 and its major expansion into the overseas markets. PacNet was the first Asian Internet Service Provider to be listed on NASDAQ.

Mr. Ko has also served as Chairman of the Board's Audit Committee, Executive Committee and Administration and Compensation Committee.

Mr. Ko was appointed Chairman of the Board on 8 February 2000. Shortly after his appointment, PacNet like many similar companies was severely hit by the global dotcom crash and the industry downturn that began in April 2000. As Chairman, Mr. Ko led the company in its major restructuring efforts and its return to profitability in the first quarter of 2002.

Today, PacNet is in an excellent business position. It recently reported its eighth consecutive profitable quarter, with the fourth quarter 2003 net income surging nearly four times to S$3.2m (US$1.9m), compared to a year ago. Net income for full year 2003 jumped 67 per cent to S$4.8m (US$2.8m) compared to 2002. The company’s balance sheet is strong with cash and cash equivalents at S$42m (US$25m) and little debt. It has about 450,000 corporate and consumer subscribers across its seven-country presence in Asia Pacific.

Reflecting on his tenure, Mr. Ko said "The past seven years have been full of opportunities and challenges for PacNet. The company has emerged from the dotcom crash stronger and fitter - and is now riding the new growth curve in Asia; it is in great shape today. This has been my key objective. It has also been my biggest satisfaction at PacNet. I am most thankful to fellow board members, management, shareholders and customers for their tremendous support through thick and thin over the years. I am confident that Ms. Low and the Board will lead the company to new heights."

Ms. Low said, “The Board of Directors and management of PacNet would like to express our deep gratitude to Mr. Ko for his outstanding leadership, tremendous contributions and dedicated service to PacNet during the past seven years. His leadership was critical during the aftermath of the dotcom crash. He stayed focused and rallied the Board and the management, leading the company through a boldly executed return-to-profitability and growth path. The company turned around in the first quarter of 2002 and has been profitable since. I look forward to continuing the excellent work that Mr. Ko has done for the company.”

Ms. Low Sin Leng will succeed Mr. Ko on 18 February 2004. She has been on the PacNet Board since 2000 and was appointed Deputy Chairman in 2002. Ms. Low is currently the Group Chief Operating Officer of SembCorp Industries, one of Asia's largest engineering services group. Her previous appointments included Executive Vice President of leading utility company Singapore Power, and also headed its telecom subsidiary SP Telecommunications as its Managing Director. Ms Low has held senior positions in various Singapore Government bodies including the Ministries of Finance, Education and Trade & Industry.

Mr. Tan Tong Hai, President and CEO of PacNet said, "I have worked with Mr. Ko at PacNet for over three years, and during this period he has been tireless in his efforts to guide the company and the Board. I greatly appreciate his vision and insights on the needs of our business and his critical role in leading changes that will ensure the continued growth of PacNet in the years to come. It has been a privilege to work with him."

Mr. Tan added, "While Mr. Ko will be missed, I look forward to working closely with Ms. Low. We have always appreciated her vision and business acumen and look forward to her leadership as Chairman of the Board."

Editors’ Notes

About Pacific Internet Limited
PacNet (NASDAQ: PCNTF) is Asia's largest telco-independent Internet Communications Service Provider by geographic reach with operations in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. In 1999, the Group became the first Asian Internet company to successfully list on the NASDAQ stock exchange. Pacific Internet delivers a range of end-to-end Internet access and value added services that enhance the lifestyles and work styles of its corporate and consumer customers. More information can be found at www.pacnet.com.

For further information, please contact:
Investor Contact: Khoo Seok Teng (65) 9623 1567 investor@pacific.net.sg	Asian Media Contact: Mervin Wang (65) 9798 6077 mervin.wang@pacific.net.sg	US Media Contact: Mark Kollar (212) 896-1201 mark.kollar@cubitt.com

Cautionary Statement

Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "may", "might", "seeks", "expects", "anticipates", "estimates", "believes", "projects", "plans", “strategy", "forecast" and similar expressions. These statements reflect management's expectations and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.